M-real Corporation Interim Report, 1 January – 31 March 2007 24.4.2007

M-real's result improved but still negative

Result for the first quarter of 2007

- Sales were EUR 1,432 million (1,441 in Q1/06). Comparable sales grew by two per cent.
- The operating result excluding non-recurring items was EUR 31 million (35 in Q1/06). The operating result including non-recurring items was EUR 104 million (35 in Q1/06).
- The result before taxes, excluding non-recurring items, was EUR -15 million (16 in Q1/06). The result before taxes, including non-recurring items, was EUR 58 million (16 in Q1/06). The result was improved by the increased price of uncoated fine paper as well as the cost savings measures implemented, while the main factors weighing down the result were the increased price of wood, higher financial expenses, and the weak US dollar.

Events in the first quarter

- The Sittingbourne fine paper mill in the UK was closed down in January, and fine paper machines 6 and 7 at Gohrsmühle in Germany were closed in February. It was decided to close the Wifsta paper mill in Sweden by the end of June.
- A nine per cent holding in Metsä-Botnia was sold to Metsäliitto Cooperative for EUR 240 million. The capital gain recognised for the transaction amounted to EUR 135 million. After the transaction M-real's ownership in Metsä-Botnia is 30 per cent.
- A programme to improve profitability of operations in Finland aiming at an approximately EUR 40 million improvement in results was started, with full effect as of the beginning of 2009. Statutory negotiations ended in April, except for Kyro mill.

"We improved our profitability from the previous quarter's level, but the result was weighed down by the increased price of wood as well as the weak market situation for coated magazine paper. Our restructuring programme is progressing as planned, and we are evaluating the next stages of the strategic review. To achieve our long-term performance target, we must be able to raise paper and paperboard prices."

Mikko Helander, CEO, M-real Corporation

M-real is one of Europe's leading paper and paperboard manufacturers. It offers first-class solutions for consumer packaging and for the communications and marketing sectors. The company's global sales network caters for the needs of publishers, printing companies, paper merchants, offices, well-known consumer goods manufacturers, and folding carton printers.

M-real is a Metsäliitto Group company listed on the OMX Helsinki Stock Exchange. In 2006, the company's sales totalled EUR 5.6 billion. M-real employs more than 13,000 people.

KEY FIGURES	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06	2006
Sales, EUR m	1 432	1 438	1 367	1 378	1 441	5 624
EBITDA, EUR m	201	48	106	17	128	299
excl. non-recurring items, EUR m	112	104	108	71	128	411
Operating result, EUR m	104	-246	15	-75	35	-271
excl. non-recurring items, EUR m	31	14	17	-21	35	45
Result before taxes, EUR m	58	-291	-22	-111	16	-408
excl. non-recurring items, EUR m	-15	-31	-20	-57	16	-92
Result for the period, EUR m	54	-266	-33	-103	3	-399
Earnings per share, EUR	0.16	-0.81	-0.10	-0.31	0.01	-1.21
Return on equity, %	11.2	-52.2	-6.1	-18.3	0.5	-18.9
excl. non-recurring items, %	-5.4	-2.6	-5.8	-9.1	0.5	-4.4
Return on capital employed, %	9.6	-20.3	1.8	-5.6	3.4	-5.2
excl. non-recurring items, %	3.2	1.5	2.0	-1.2	3.4	1.4
Equity ratio at end of period, %	32.9	30.9	34.3	35.0	36.2	30.9
Gearing ratio at end of period, %	114	126	111	108	100	126
Interest-bearing net liabilities at end of period, EUR m	2 189	2 403	2 402	2 381	2 296	2 403
Gross investments, EUR m	50	123	101	101	103	428
Paper deliveries, 1,000 tonnes	1 029	1 041	1 031	1 040	1 080	4 192
Paperboard deliveries, 1,000 tonnes	302	288	285	284	304	1 161
Personnel at end of period	13 538	14 125	14 509	15 277	15 046	14 125

Market situation

Western European producers of coated fine paper have seen a slight increase in deliveries to Europe since the previous year, and the consumption of uncoated fine paper is also at a slightly higher level. Year on year, deliveries of coated magazine paper have increased somewhat, but there has been a slow downward trend in the prices. The price of coated fine paper has risen slightly, the effects of which will begin to be seen in the second quarter. This is the first time in about six years that the price of this paper grade has been raised. The price of office paper is currently on the rise. For January-March, the rise was about three per cent on the previous quarter's, and new increases for office papers have been announced for April.

The demand for paperboard was strong in January-March, while prices remained unchanged. Deliveries of folding boxboard to Europe by Western European producers decreased slightly year on year.

Result for January–March compared with the previous quarter

Sales totalled EUR 1,432 million (Q4/06: 1,438). Comparable sales were up one per cent.

The operating result was EUR 104 million (Q4/06: -246). It includes, as non-recurring income, the gain of EUR 135 million obtained from the sale of Metsä-Botnia shares to Metsäliitto Cooperative. The result also includes EUR 62 million in non-recurring expenses. The most significant non-recurring expenses were:

- A cost provision of EUR 14 million for completing the closure of the Sittingbourne mill.
- A cost provision of EUR 29 million for completing the closure of the Wifsta mill.
- An impairment loss of EUR 16 million due to valuation of assets held for sale at expected selling price in compliance with IFRS 5.

The most significant non-recurring items for the last quarter of 2006 were:

- An impairment loss of EUR 176 million in compliance with IAS 36.
- A write-down and a cost provision of EUR 60 million for closing the Sittingbourne mill.
- A write-down of EUR 15 million on the Wifsta mill's fixed assets.
- EUR 5 million for personnel reductions at the Hallein mill.
- EUR 6 million for the efficiency improvement programme in Map Merchant Group.

In the first quarter of 2007, net non-recurring items totalled EUR 73 million (Q4/06: -260).

The operating result excluding non-recurring items was EUR 31 million (14). Compared with the previous quarter's figure, the result was improved by a three per cent rise in price of uncoated fine paper as well as the increased delivery volumes of folding boxboard and uncoated fine paper. The result was affected negatively by the increased price of wood and production losses at pulp mills due to poorer availability of wood, as well as the weak market situation of coated magazine paper. The operating result includes 30 per cent of Metsä-Botnia's operating result (39).

In January through March, paper deliveries totalled 1,029,000 tonnes (1,041,000). In the reporting period, production was curtailed by 41,000 tonnes (87,000) in line with market demand.

Paperboard deliveries in January–March amounted to 302,000 tonnes (288,000), and production curtailments were 17,000 tonnes (19,000).

Financial income and expenses totalled EUR -46 million (-45). Foreign exchange gains and losses from trade receivables, trade payables, financial income and expenses, and the valuation of currency hedging came to EUR -5 million (-4). Net interest and other financial expenses amounted to EUR -41 million (-41). Other financial expenses include EUR 1 million in valuation losses on interest rate derivatives (0).

At the end of March, the exchange rate of the US dollar against the euro was 1.1 per cent lower and the UK pound was 1.2 per cent weaker against the euro than in the previous quarter. On average, the dollar fell by 1.6 per cent and the pound strengthened by 0.4 per cent.

The result before taxes for the period was EUR 58 million (-291). Before taxes and excluding non-recurring items, the figure was EUR -15 million (-31). The negative impact of income taxes, including a change in deferred tax liabilities, was EUR 4 million (EUR 25 million positive).

Earnings per share was EUR 0.16 (-0.81) or, excluding non-recurring items, EUR -0.08 (-0.04). The return on equity was 11.2 per cent (-52.2). Excluding non-recurring items, it was -5.4 per cent (-2.6). Return on capital employed was 9.6 per cent (-20.3) or, excluding non-recurring items, 3.2 per cent (1.5).

Result for January–March compared with the corresponding period of 2006

Sales amounted to EUR 1,432 million (1,441 Q1/06). Comparable sales were up two per cent.

The operating result was EUR 104 million (35). The operating result excluding non-recurring items was EUR 31 million (35). Compared with the corresponding period's figure last year, the operating result was affected positively by the rise of about eight per cent in the price of uncoated fine paper as well as the implemented cost savings measures. The result was lowered by the weakened US dollar and the increased pulpwood price, as well as production losses at pulp mills due to poorer availability of wood.

In the first quarter, total paper delivery volume was 1,029,000 tonnes (1,080,000). Production was curtailed by 41,000 tonnes in line with demand (36,000) to match market demand. Paperboard deliveries were 302,000 tonnes (304,000) and production curtailments 17,000 tonnes (12,000).

Financial income and expenses totalled EUR -46 million (-18). Foreign exchange gains and losses from trade receivables, trade payables, financial income and expenses, and the valuation of currency hedging were EUR -5 million (+8). Net interest and other financial expenses amounted to EUR -41 million (-26). Other financial expenses include EUR 1 million of valuation losses on interest rate derivatives (valuation gains EUR 4 million).

At the end of March, the exchange rate of the US dollar against the euro was 10.0 per cent lower and the rate of the UK pound against the euro 2.4 per cent higher than at the end of March 2006. On average, the dollar weakened by 9.0 per cent and the pound grew stronger by 2.3 per cent.

The result before taxes for the period was EUR 58 million (16). The result before taxes, excluding non-recurring items, was EUR -15 million (16 million). Income taxes, including a change in deferred tax liabilities, were EUR 4 million (13).

Earnings per share were EUR 0.16 (0.01). Excluding non-recurring items, the figure is EUR -0.08 (0.01). The return on equity was 11.2 per cent (0.5) or, excluding non-recurring items, -5.4 (0.5). The return on capital employed was 9.6 per cent (3.4), excluding non-recurring items 3.2 per cent (3.4).

Personnel

At the end of the quarter, on 31 March 2007, the number of employees was 13,538 (14,125 on 31 December 2006), of whom 3,994 (4,220) worked in Finland. M-real employed an average of 13,664 people during the period. In 2007, the personnel

include 30 per cent of Metsä-Botnia's personnel, and for the 2006 financial year 39 per cent.

Investments

During the period, gross capital expenditure totalled EUR 50 million (Q1/06: 103). Investments include a EUR 35 million share of Metsä-Botnia's capital expenditure (31). Metsä-Botnia's investments are based on a 30 per cent share of ownership. In 2007, M-real's share in Metsä-Botnia is 30 per cent and in the comparative period, the share was 39 per cent.

Acquisitions, divestments, and restructuring

On 30 January 2007, M-real sold a nine per cent holding in Metsä-Botnia to Metsäliitto Cooperative, for EUR 240 million, posting a gain of EUR 135 million.

Financing

At the end of the period, the equity ratio stood at 32.9 per cent (30.9 per cent on 31 December 2006) and gearing at 114 per cent (126). Gearing calculated in the manner specified in loan agreements was approximately 100 per cent (111) and the equity ratio about 36 per cent (34).

Net interest-bearing liabilities amounted to EUR 2,189 million at the end of March (2,403). Foreign-currency-denominated loans accounted for six per cent of long-term loans. 77 per cent were floating-rate and the rest fixed-rate loans. At the end of March, the average interest rate on loans was 6.4 per cent and the average maturity of long-term loans four years. The interest rate maturity of the loans was 7.5 months. The period saw the interest rate maturity vary between seven and eight months.

Cash flow from operations amounted to EUR 64 million (Q4/06: 179). Working capital was up by EUR 27 million (down EUR 139 million).

At the end of the review period, an average of seven months of net foreign exchange exposure was hedged. The level of hedging varied between six and seven months in the period under review. Approximately 96 per cent of non-euro-denominated shareholders' equity was hedged at the end of the period.

Liquidity is good. At the end of March, liquidity was EUR 1,757 million, of which EUR 1,618 million consisted of binding long-term credit commitments and EUR 139 million of liquid assets and investments. To meet its short-term financing needs, the Group also had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to nearly EUR 800 million. Of the EUR 850 million credit facility that will mature in November 2007, EUR 550 million was cancelled in early April to reduce excess liquidity. This will lower financing costs by approximately EUR 2 million this year.

On 9 March 2007, Moody's Investors Service downgraded the rating of M-real's long-term credits from B2 to B3. The rating outlook changed from negative to stable. On 21 March 2007, Standard & Poor's Ratings Services lowered M-real's long-term

credit rating from B+ to B. The rating outlook remained negative. The impact of the downgraded credit ratings increase the annual financing costs by approximately EUR 5 million.

Shares

In January–March, the highest price of M-real's B shares on the OMX Helsinki Stock Exchange was EUR 5.94 per share, the lowest being EUR 4.90 and the average price being EUR 5.36. At the end of March, the price of a B share was EUR 5.82. The average price in 2006 was EUR 4.41. The closing price for 2006 was EUR 4.79.

The trading volume of the B shares was EUR 683 million, or 44 per cent of the share capital. The market value of the A and B shares together totalled EUR 1,906 million at the end of the year.

On 31 December 2006, Metsäliitto Cooperative owned 38.6 per cent of the shares and held 60.5 per cent of the voting rights conferred by these shares. International investors owned 40.4 per cent of the shares.

On 13 March 2007, the Annual General Meeting authorised for the time being the Board of Directors to decide on increasing the share capital through one or more share issues and/or one or more issues of convertible bonds accordant with the Chapter 10 of the Companies Act so that in the rights issue or issue of convertible bonds, a total maximum of 58,365,212 Series B shares of M-real Corporation with a nominal value of EUR 1.70 can be subscribed for, and that the company's share capital can be increased by a total maximum of EUR 99,220,860.40.

The authorization will entitle to deviate from the shareholders' pre-emptive right to subscribe for new shares and/or issues of convertible bonds and to decide on the subscription prices and other terms and conditions. Shareholders' pre-emptive subscription rights can be deviated from providing that there is a significant financial reason for the company to do so, such as strengthening of the company's balance sheet, making possible business structuring arrangements or taking other measures for developing the company's business operations.

Dividend

The Annual General Meeting decided that a dividend of EUR 0.06 per share be paid for the period ending on 31 December 2006, for a total of EUR 19,689,936.72. The dividend was paid on 23 March 2007.

Board of Directors and auditors

The Annual General Meeting elected the following persons to the M-real Board of Directors: Heikki Asunmaa, Counsellor of Forest Economy; Kim Gran, president and CEO of Nokian Tyres plc; Kari Jordan, president and CEO of Metsäliitto Group; Erkki Karmila, Master of Laws (trained on the bench); Runar Lillandt, Counsellor of Agriculture; Juha Niemelä, Honorary Counsellor; Antti Tanskanen, Minister; and Arimo Uusitalo, Counsellor of Agriculture. The term of office of Board members continues

until the end of the next Annual General Meeting. At its organising meeting, the Board of Directors elected Kari Jordan as its Chairman and Arimo Uusitalo as Vice Chairman.

Göran Lindell, APA, and PricewaterhouseCoopers Oy, a firm of authorised public accountants, were elected as M-real's auditors, with Johan Kronberg, APA, as principal auditor and Jouko Malinen, APA, and Markku Marjomaa, APA, as deputy auditors. The term of office of auditors and deputy auditors continues until the end of the next Annual General Meeting.

Strategic review and related measures

On 13 March 2006, the M-real Board of Directors initiated a strategic review of the company's business structure with the aim of studying how M-real could participate in the consolidation and restructuring of the European paper industry and the potential benefits of participation. On 18 October 2006, M-real announced, as the first step, an extensive restructuring programme, including closures of production facilities, a cost savings programme, working capital reduction programme and potential asset divestments. The restructuring programme is set to conclude by the end of 2007. In addition to the restructuring programme, a programme to improve profitability of operations in Finland was announced on 6 February 2007.

M-real has specified and begun to implement cost savings measures and working capital reductions. On 30 January 2007, M-real sold nine per cent of its Metsä-Botnia shares to Metsäliitto Cooperative, for EUR 240 million, posting a gain of EUR 135 million. The sale process for the folding carton plants has been initiated and is progressing according to plan. Divestments of other assets will be announced at a later date.

The Sittingbourne fine paper mill in the UK was closed down at the end of January, and fine paper machines 6 and 7 at Gohrsmühle in Germany were closed at the end of February. It has been decided that the Wifsta fine paper mill in Sweden will be closed by the end of June. Accordingly, EUR 76 million relating to these closures was recognised as an expense in the 2006 financial statements, and a cost provision of EUR 43 million was booked in the first quarter of 2007 to complete the closures. The impact of the closures on cash flow is approximately EUR -80 million, slightly more than half of which will be realised in 2007 and the rest in 2008–2015. In 2006, the closures did not have a significant impact on cash flow.

Events after the review period

Statutory negotiations related to the programme to improve profitability of operations in Finland were completed in April, except for Kyro Mill. Negotiations covered the Kirkniemi, Kemi, Simpele, Joutseno, Kaskinen, Kangas, Äänekoski, and Pirkanmaa units. The total effect of the programme is about 500 full-time equivalents. In addition, job description and profile changes and other actions aiming for efficiency were agreed upon, resulting in a reduction of about 100 full-time equivalents in the need for temporary and backup labour. The majority of the reductions can be achieved through pension and other such arrangements, but layoffs are unavoidable.

Together with previously decided actions, the programme will result in an improvement of approximately EUR 40 million in results, which will be met in full at the beginning of 2009. The non-recurring costs are about 12 million euros and will be reported on the second quarter.

As part of the programme, paperboard machine line 2 at the Tako board mill will be closed on 31 July 2007 as announced. The line manufactures folding boxboard and has a capacity of 70,000 tonnes. The plan is to transfer most of the production of the closed line to the other machines of the Consumer Packaging business. The closure costs are included in the above mentioned 12 million euros non-recurring costs. The amount includes approximately 2 million euros write-down on fixed assets. The programme does not include closing entire mills.

Outlook

The demand for M-real's fine paper and paperboard products is expected to remain good in the second quarter of 2007.

M-real will continue to implement price increases on uncoated fine paper, and the market price in Europe is expected to rise further in the second quarter. Also, a slight rise is expected in the market price of coated fine paper in Europe as a result of increases implemented in the first quarter. The price of folding boxboard for new orders will be raised as of mid-May. However, increasing the prices of coated magazine paper in the near future is still challenging.

Capacity closures already implemented or planned for 2007 are anticipated to improve the market balance for all of M-real's main paper grades. The need to increase product prices is pressing throughout the industry.

The costs of factors of production continue to increase. In Central Europe, the price of wood recently has risen clearly, due to the increased use of wood as a source of energy. Moreover, the exceptionally mild winter in Northern Europe has caused problems in the availability of wood. Russia's decision to raise export duties on roundwood makes the situation all the more challenging. With regard to 2007, the cost increases are slightly greater than the savings that can be gained by implementing the cost efficiency measures.

The restructuring programme, announced in October 2006 as the first stage of M-real's strategic review, and the programme to improve the profitability of operations in Finland, announced in February 2007, are progressing as planned. The strategic review continues. The operating result for the second quarter of 2007, excluding non-recurring items, is expected to weaken from the first quarter of 2007 but to remain above the second quarter of 2006.

Since the forward-looking statements in this interim report are based on current plans, estimates, and projections, they involve risks and uncertainties which may cause actual results to differ from those expressed in such forward-looking statements. For further information regarding the risk factors, please see page 25 of the Annual Report 2006 of M-real.

M-REAL CORPORATION

For more information, please contact:
Seppo Parvi, CFO, tel. +358 10 469 4321
Anne-Mari Achrén, Communications, tel. +358 10 469 4541

BUSINESS AREAS AND MARKET DEVELOPMENT

Consumer Packaging

EUR m	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06	2006	Q107/ Q106 change
Sales	235	241	236	237	257	971	-8.6%
EBITDA	39	25	38	24	44	131	
excl. non-recurring items	39	25	38	24	44	131	
Operating result	21	0	17	2	24	43	
excl. non-recurring items	21	4	17	2	24	47	
Return on capital employed, %	10.4	0.3	7.5	1.3	10.9	5.1	
excl. non-recurring items, %	10.4	2.1	7.5	1.3	10.9	5.6	
Deliveries, 1,000 tonnes	302	288	285	284	304	1 161	-0.7%
Paperboard deliveries, 1,000 tonnes	311	279	273	270	299	1 121	4.0%

EBITDA = result before depreciation and impairment losses.

First quarter compared with the previous quarter

The first-quarter operating result of the Consumer Packaging business area, excluding non-recurring items, totalled EUR 21 million (EUR 4 million in Q4/06). The result does not include non-recurring items. The result mainly was improved by higher delivery volumes and lowered fixed costs.

Deliveries by Western European folding boxboard producers increased by 5 per cent from those of the previous quarter. M-real's folding boxboard deliveries were up nine per cent. The average price of folding boxboard remained at the previous quarter's level.

Linerboard continued to be in good demand. Deliveries were higher than in the previous quarter, and the selling price in euros increased slightly.

First quarter compared with Q1/2006

The business area's operating result was down EUR 3 million from the figure for the equivalent quarter of last year. The result was affected negatively by the weakened US dollar.

Deliveries by Western European folding boxboard producers were up 2 per cent year on year. M-real's deliveries increased by three per cent. The selling price of folding boxboard denominated in euros decreased as the dollar weakened.

Linerboard deliveries and the selling price in euros were on the same level as in the previous year. The selling price of wallpaper shows a clear increase.

Since the beginning of 2007, the folding carton plants that are being sold have been reported under 'Other operations'.

Publishing

EUR m	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06	2006	Q107/ Q106 change
Sales	212	220	226	216	225	887	-5.8%
EBITDA	21	23	36	23	32	114	
excl. non-recurring items	21	23	36	23	32	114	
Operating result	3	3	14	2	11	30	
excl. non-recurring items	3	3	14	2	11	30	
Return on capital employed, %	1.3	1.4	5.3	0.9	4.1	3.0	
excl. non-recurring items, %	1.3	1.4	5.3	0.9	4.1	3.0	
Deliveries, 1,000 tonnes	303	313	320	307	318	1 258	-4.7%
Production, 1,000 tonnes	282	283	307	270	307	1 167	-8.1%

EBITDA = result before depreciation and impairment losses.

First quarter compared with the previous quarter

In January–March, the operating result of the Publishing business area was EUR 3 million (Q4/06: 3). The result was weakened primarily by higher fibre and chemical costs and by lower delivery volumes. Moreover, the average selling price decreased slightly. The result was improved by change in stocks and lower fixed costs.

Deliveries by Western European producers of coated magazine paper decreased by 7 per cent. The deliveries of the Publishing business area were down three per cent.

First quarter compared with Q1/2006

The operating result of Publishing was down EUR 8 million from the equivalent quarter of last year. The result mainly was weakened by higher fibre costs, lower delivery volumes, and the drop in the average selling price. The result was improved by lower fixed costs, achieved through cost-saving measures.

Deliveries by Western European producers of coated magazine paper decreased by 1 per cent, while deliveries by the Publishing business area were down 5 per cent.

Commercial Printing

EUR m	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06	2006	Q107/ Q106 change
Sales	366	369	361	380	394	1 504	-7.1%
EBITDA	6	-33	14	-26	24	-21	
excl. non-recurring items	20	19	16	15	24	74	
Operating result	-17	-179	-10	-51	-2	-242	
excl. non-recurring items	-3	-6	-8	-10	-2	-26	
Return on capital employed, %	-6.3	-63.3	-3.2	-16.2	-0.5	-21.7	
excl. non-recurring items, %	-0.8	-1.9	-2.6	-3.2	-0.5	-2.2	
Deliveries, 1,000 tonnes	454	464	453	481	497	1 895	-8.7%
Production, 1,000 tonnes	457	464	456	494	509	1 923	-10.2%

EBITDA = result before depreciation and impairment losses.
Pont Sainte Maxence is included in the figures until June 30, 2006.

<u>First quarter compared with the previous quarter</u>

The first-quarter operating result of the Commercial Printing business area, excluding non-recurring items, totalled EUR -3 million (EUR -6 million in Q4/06). A non-recurring cost provision of EUR 14 million for the completion of mill closure at Sittingbourne was reported.

The total delivery volume of the business area was slightly lower than in the previous quarter. Comparable delivery volumes, however, increased by nearly four per cent, considering the closure of Sittingbourne mill. Increased fibre costs had a negative effect on the results.

Deliveries by Western European producers of coated fine paper increased by 1 per cent. M-real's deliveries of coated fine paper were down three per cent from the previous quarter. Comparable delivery volumes of coated fine paper rose by two per cent. The average selling price denominated in euros was on a par with the previous quarter's. Prices of speciality papers rose further as a result of the price increases carried out.

<u>First quarter compared with Q1/2006</u>

The first-quarter operating result of the business area, excluding non-recurring items, totalled EUR -3 million (EUR -2 million in Q1/06). Total deliveries were approximately 9 per cent lower than in the comparative period. Profitability was weakened by the one per cent decrease in the comparable delivery volumes of the business area and, in particular, the fibre costs, which were significantly higher than last year. There was also an increase in energy prices. Profitability was improved by the closing of unprofitable units.

Deliveries by Western European producers of coated fine paper were down 1 per cent. M-real's deliveries of coated fine paper decreased by nearly eight per cent. Comparable delivery volumes fell by close to four per cent from the previous year's levels.

Office Papers

EUR m	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06	2006	Q107/ Q106 change
Sales	202	189	181	174	183	727	10.4%
EBITDA	-8	26	15	-2	20	59	
excl. non-recurring items	22	26	15	8	20	69	
Operating result	-22	-4	-1	-17	4	-18	
excl. non-recurring items	8	11	-1	-7	4	7	
Return on capital employed, %	-12.0	-1.9	-0.2	-9.0	2.2	-2.3	
excl. non-recurring items, %	5.0	6.0	-0.2	-3.7	2.2	1.1	
Deliveries, 1,000 tonnes	272	264	258	251	266	1 039	2.3%
Production, 1,000 tonnes	280	253	259	252	264	1 028	6.1%

EBITDA = result before depreciation and impairment losses.

First quarter compared with the previous quarter

The first-quarter operating result of the Office Papers business area excluding non-recurring items amounted to EUR 8 million (Q4/06: EUR 11 million). A non-recurring cost provision of approximately EUR 29 million for the completion of mill closure at Wifsta was reported.

The result was affected positively by the rise in prices and delivery volumes. Increased energy and raw material costs had a negative effect on the results.

Deliveries by Western European producers of uncoated fine paper were up 1 per cent. The delivery volumes of the Office Papers business area increased by 3 per cent.

First quarter compared with Q1/2006

The business area's first-quarter operating result excluding non-recurring items came to EUR 8 million (Q1/06: EUR 4 million).

The result was improved considerably by the rise in sales prices, eight per cent on average, and the decrease in fixed costs and was weakened by the increase in energy and raw material costs.

Deliveries by Western European producers of uncoated fine paper were up 1 per cent. The delivery volumes of the Office Papers business area increased by 2 per cent.

Map Merchant Group

EUR m	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06	2006	Q107/ Q106 change
Sales	379	377	342	354	365	1 438	3.8%
EBITDA	8	5	5	8	9	27	
excl. non-recurring items	11	11	5	8	9	33	
Operating result	7	-59	3	7	7	-42	
excl. non-recurring items	10	10	3	7	7	27	
Return on capital employed, -%	11.8	-82.8	4.9	8.2	8.7	-14.2	
excl. non-recurring items, -%	15.9	14.0	4.9	8.2	8.7	9.4	
Deliveries, 1,000 tonnes	372	367	347	354	363	1 431	2.5%

EBITDA = result before depreciation and impairment losses.

First quarter compared with the previous quarter

The first-quarter operating result of the Map Merchant Group excluding non-recurring items amounted to EUR 10 million (Q4/06: EUR 10 million). Non-recurring costs were EUR 3 million. The result was improved by slightly increased delivery volume, and weakened by slightly lowered gross margin.

First quarter compared with Q1/2006

The operating result excluding non-recurring items was EUR 10 million (Q1/06: EUR 7 million). The result was improved by slightly increased delivery volume and increased gross margin.

This interim report is unaudited.

Condensed income statement

EUR m	Q1/07	Q1/06	Change	2006	Q4/06
Continuing operations					
Sales	**1 432**	**1 441**	**-9**	**5 624**	**1 438**
Other operating income	155	37	118	116	18
Operating expenses	-1 386	-1 350	-36	-5 441	-1 407
Depreciation and impairment losses	-97	-93	-4	-570	-295
Operating result	**104**	**35**	**69**	**-271**	**-246**
% of sales	7.3	2.4		-4.8	-17.1
Share of results in associated companies	0	-1	1	0	**0**
Exchange gains and losses	-5	8	-13	0	-4
Other financial income and expenses	-41	-26	-15	-137	-41
Result before taxes	**58**	**16**	**42**	**-408**	**-291**
% of sales	4.1	1.1		-7.3	-20.2
Income taxes	-4	-13	9	9	25
Result for the period	**54**	**3**	**51**	**-399**	**-266**
% of sales	3.8	0.2		-7.1	-18.5

Attributable to	**Q1/07**	**Q1/06**	**Change**	**2006**	**Q4/06**
Shareholders of parent company	54	2	52	-396	-265
Minority interest	0	1	-1	-3	-1
Earnings per share for result attributable to shareholders of parent company (EUR/share)	0.16	0.01	0.15	-1.21	-0.81

Taxes include taxes corresponding to the result for the period under review.

Condensed balance sheet

EUR m	31.3.2007	%	31.3.2006	%	31.12.2006	%
ASSETS						
Non-current assets						
Goodwill	375	6.4	571	9.0	376	6.1
Other intangible assets	61	1.1	106	1.7	62	1.0
Property, plant and equipment	2 991	51.4	3 166	50.0	3 156	51.1
Biological assets	41	0.7	46	0.7	52	0.8
Shares in associated and other companies	107	1.8	116	1.8	109	1.8
Interest-bearing receivables	34	0.6	40	0.7	34	0.6
Deferred tax assets	31	0.5	31	0.5	31	0.5
Other non-interest-bearing receivables	19	0.3	20	0.3	18	0.3
	3 659	62.8	**4 096**	64.7	**3 838**	62.2
Current assets						
Inventories	666	11.4	746	11.8	676	11.0
Receivables						
Interest-bearing	93	1.6	172	2.7	163	2.6
Non-interest-bearing	1 181	20.3	1 204	19.0	1 210	19.6
Cash and cash equivalents	137	2.4	110	1.8	182	2.9
	2 077	35.7	**2 232**	35.3	**2 231**	36.1
Assets classified as held for sale	86	1.5	0		103	1.7
Total assets	**5 822**	100.0	**6 328**	100.0	**6 172**	100.0
SHAREHOLDERS´ EQUITY AND LIABILITIES						
Shareholders´ equity						
Equity attributable to shareholders of parent company	1 864	32.0	2 237	35.4	1 843	29.9
Minority interest	52	0.9	49	0.8	63	1.0
Total shareholders' equity	**1 916**	32.9	**2 286**	36.2	**1 906**	30.9
Non-current liabilities						
Deferred tax liabilities	267	4.6	335	5.3	284	4.6
Post employment benefit obligations	205	3.5	210	3.3	199	3.2
Provisions	99	1.7	58	0.9	79	1.3
Other non-interest-bearing liabilities	31	0.6	51	0.8	28	0.5
Interest-bearing liabilities	2 144	36.8	2 077	32.8	2 182	35.4
	2 746	47.2	**2 731**	43.1	**2 772**	45.0
Current liabilities						
Non-interest-bearing liabilities	825	14.2	769	12.1	865	14.0
Interest-bearing liabilities	304	5.2	542	8.6	599	9.7
	1 129	19.4	**1 311**	20.7	**1 464**	23.7
Liabilities relating to assets classified as held for sale	31	0.5	0	0.0	30	0.4
Total liabilities	**3 906**	67.1	**4 042**	63.8	**4 266**	69.1
Total shareholders' equity and liabilities	**5 822**	100.0	**6 328**	100.0	**6 172**	100.0

Condensed cash flow statement

EUR m	Q1/07	Q1/06	Q1-4/06	Q4/06
Cash flow from operating activities				
Result for the period	54	3	-399	-266
Total adjustments	37	127	701	306
Change in working capital	-27	-65	65	139
Cash flow arising from operations	**64**	**65**	**367**	**179**
Net finance costs	-27	-30	-113	-56
Income taxes paid	-4	-5	-32	-8
Net cash flow arising from operating activities	**33**	**30**	**222**	**115**
Investments in tangible and intangible assets	-50	-103	-428	-123
Divestments of assets and other	240	2	28	14
Net cash flow arising from investing activities	**190**	**-101**	**-400**	**-109**
Share issue, minority interest	1	19	31	3
Changes in long-term loans and other financial items	-247	90	259	78
Dividends paid	-20	-39	-39	0
Net cash flow arising from financing activities	**-266**	**70**	**251**	**81**
Changes in cash and cash equivalents	**-43**	**-1**	**73**	**87**
Cash and cash equivalents at beginning of period	182	112	112	96
Translation difference in cash and cash equivalents	-1	-1	-2	0
Changes in cash and cash equivalents	-43	-1	73	87
Assets held for sale, folding carton plants	-1	0	-1	-1
Cash and cash equivalents at end of period	**137**	**110**	**182**	**182**

Statement of changes in shareholders' equity

EUR m	Share capital	Share premium	Translation difference	Fair value and other reserves	Retained earnings	Minority interest	Total
Shareholders' equity at 31 December 2005, IFRS	**558**	**667**	**6**	**0**	**1 040**	**45**	**2 316**
Net expenses recognised directly in equity							
Translation differences			-3				-3
Net investment hedge, net of tax							
Currency flow hedges transferred to income statement, net of tax				2			2
recognised in equity, net of tax				11			11
Interest flow hedges recognised in equity, net of tax				3			3
Commodity hedges, recognised in equity, net of tax				-6			-6
Change in minority interest							
Metsä-Botnia restructuring in Uruguay						22	
Other changes						0	
						22	22
Result for the period					-396	-3	-399
Total recognised income and expenses for the period			-3	10	-396	19	-370
Dividends paid					-39	-1	-40
Shareholders' equity at 31 December 2006, IFRS	**558**	**667**	**3**	**10**	**605**	**63**	**1 906**
Net expenses recognised directly in equity							
Translation differences			-13				-13
Net investment hedge, net of tax			9				9
Currency flow hedges transferred to income statement, net of tax				-11			-11
recognised in equity, net of tax				4			4
Interest flow hedges transferred to income statement, net of tax				-3			-3
recognised in equity, net of tax				3			3
Commodity hedges transferred to income statement, net of tax				6			6
recognised in equity, net of tax				-8			-8

Change in minority interest							
Sale of Metsä-Botnia shares (9%)						-11	
Metsä-Botnia restructuring in Uruguay						1	
Other changes						0	
						-10	-10
Result for the period					54	0	54
Total recognised income and expenses for the period			-4	-9	54	-10	31
Dividends paid					-20	-1	-21
Shareholders' equity at 31 March 2007, IFRS	**558**	**667**	**-1**	**1**	**639**	**52**	**1 916**

Key ratios	**Q1/07**	**Q1/06**	**Q4/06**	**2006**
Sales, EUR m	1 432	1 441	1 438	5 624
EBITDA, EUR m	201	128	48	299
excl. non-recurring items, EUR m	112	128	104	411
Operating result, EUR m	104	35	-246	-271
excl. non-recurring items, EUR m	31	35	14	45
Result before taxes, EUR m	58	16	-291	-408
excl. non-recurring items, EUR m	-15	16	-31	-92
Result for the period, EUR m	54	3	-266	-399
Earnings per share. EUR	0.16	0.01	-0.81	-1.21
excl. non-recurring items. EUR	-0.08	0.01	-0.04	-0.27
from continuing operations. EUR	0.16	0.01	-0.81	-1.21
from discontinued operations. EUR	0.00	0.00	0.00	0.00
Return on equity. %	11.2	0.5	-52.2	-18.9
excl. non-recurring items. %	-5.4	0.5	-2.6	-4.4
Return on capital employed. %	9.6	3.4	-20.3	-5.2
excl. non-recurring items. %	3.2	3.4	1.5	1.4
Equity ratio at end of period. %	32.9	36.2	30.9	30.9
Gearing at end of period. %	114	100	126	126
Shareholders' equity per share at end of period, EUR	5.68	6.82	5.62	5.62
Net interest-bearing liabilities at end of period, EUR m	2 189	2 296	2 403	2 403
Gross capital expenditure, EUR m	50	103	123	428
Paperboard deliveries, 1,000 tonnes	302	304	288	1 161
Paper deliveries, 1,000 tonnes	1 029	1 080	1 041	4192
Personnel at end of period	13 538	15 046	14 125	14 125

Commitments **EUR m**	**Q1/07**	**Q1/06**	**2006**
On own behalf	60	98	77
On behalf of associated companies	1	1	1
On behalf of Group companies	5	5	5
On behalf of others	3	10	3
Total	**69**	**114**	**86**

Open derivative contracts **EUR m**	**Q1/07**	**Q1/06**	**2006**
Interest rate derivatives	2 810	4 336	2 828
Foreign exchange derivatives	3 795	3 447	4 747
Other derivatives	167	106	152
Total	**6 772**	**7 889**	**7 727**

The fair value of open derivative contracts calculated at market value was EUR -12.4 million at the end of the review period (EUR -8.3 million on 31 December 2006).

The gross amount of open contracts also includes closed contracts, totalling EUR 2,613.4 million (EUR 3,664.0 million on 31 December 2006).

Commitments related to fixed assets **EUR m**	**Q1/07**	**Q1/06**	**2006**
Payments in less than a year	103	102	146
Payments later	10	51	16

Changes in property, plant and equipment **EUR m**	**Q1/07**	**Q1/06**	**2006**
Carrying value at beginning of period	3 156	3178	3178
Capital expenditure	49	89	456
Decrease	-114	-23	-82
Assets classified as held for sale	0	0	-28
Depreciation and impairment losses	-77	-84	-385
Translation difference	-23	6	17
Carrying value at end of period	**2 991**	**3 166**	**3 156**

Related party transactions	Q1/07	Q1/06	2006
Transactions with parent company and sister companies			
Sales	8	6	35
Other operating income	135	1	3
Purchases	121	125	491
Interest income	1	2	7
Interest expenses	2	5	13
Non-current receivables	21	25	21
Current receivables	63	181	183
Non-current liabilities	1	1	1
Current liabilities	38	167	362
Business transactions with associates			
Sales	0	0	0
Purchases	1	1	4
Non-current receivables	7	7	7
Current receivables	0	1	3
Current liabilities	1	4	3

Accounting policies

The Interim Report was prepared in accordance with the IAS 34 standard Interim Financial Reporting and the accounting policies presented in M-real Annual Report 2006, but not all requirements of the IAS 34 standard were met.

Taxes include taxes corresponding to the result for the period under review.

Quarterly data

Sales by segment, EUR m	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06	Q4/05	Q3/05	2006
Consumer Packaging	235	241	236	237	257	231	196	971
Publishing	212	220	226	216	225	230	181	887
Commercial Printing	366	369	361	380	394	376	381	1 504
Office Papers	202	189	181	174	183	167	174	727
Map Merchant Group	379	377	342	354	365	357	341	1 438
Internal sales and other operations	38	42	21	17	17	8	-4	97
Total	**1 432**	**1 438**	**1 367**	**1 378**	**1 441**	**1 369**	**1 269**	**5 624**

Operating result by segment, EUR m	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06	Q4/05	Q3/05	2006
Consumer Packaging	21	0	17	2	24	16	14	43
Publishing	3	3	14	2	11	13	14	30
Commercial Printing	-17	-179	-10	-51	-2	-41	0	-242
Office Papers	-22	-4	-1	-17	4	3	-3	-18
Map Merchant Group	7	-59	3	7	7	0	5	-42
Other operations	112	-7	-8	-18	-9	-18	-10	-42
Operating result	**104**	**-246**	**15**	**-75**	**35**	**-27**	**20**	**-271**
% of sales	7.3	-17.1	1.1	-5.4	2.4	-2.0	1.6	-4.8
Share of results in associates	0	0	1	0	-1	2	0	0
Exchange gains and losses	-5	-4	-1	-3	8	-7	0	0
Other financial income and expenses	-41	-41	-37	-33	-26	-17	-19	-137
Result from continuing business before tax	**58**	**-291**	**-22**	**-111**	**16**	**-49**	**1**	**-408**
Income taxes	-4	25	-11	8	-13	11	2	9
Result for the period from continuing business	**54**	**-266**	**-33**	**-103**	**3**	**-38**	**3**	**-399**
Result for the period from discontinued operations	0	0	0	0	0	0	0	0
Result for the period	**54**	**-266**	**-33**	**-103**	**3**	**-38**	**3**	**-399**
Minority interest	0	1	2	1	-1	2	-1	3
Financial result attributable to shareholders of parent company	**54**	**-265**	**-31**	**-102**	**2**	**-36**	**2**	**-396**
Earnings per share, EUR	0.16	-0.81	-0.10	-0.31	0.01	-0.12	0.01	-1.21

Non-recurring items, EUR m	**Q1/07**	**Q4/06**	**Q3/06**	**Q2/06**	**Q1/06**	**Q4/05**	**Q3/05**	**2006**
Consumer Packaging	0	-4	0	0	0	0	0	-4
Publishing	0	0	0	0	0	0	0	0
Commercial Printing	-14	-173	-2	-41	0	-29	0	-216
Office Papers	-30	-15	0	-10	0	0	0	-25
Map Merchant Group	-3	-69	0	0	0	-4	0	-69
Other operations	120	1	0	-3	0	-5	0	-2
Total of non-recurring items in the operating result	**73**	**-260**	**-2**	**-54**	**0**	**-38**	**0**	**-316**
Non-recurring items for financial items	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Non-recurring items total	**73**	**-260**	**-2**	**-54**	**0**	**-38**	**0**	**-316**
Operating result excl. non-recurring items	31	14	17	-21	35	11	20	45
% of sales	2.2	1.0	1.2	-1.5	2.4	0.8	1.6	-0.8
Result before taxes, excluding non-recurring items	-15	-31	-20	-57	16	-11	1	-92
% of sales	-1.0	-2.2	-1.5	-4.1	1.1	-0.8	0.1	-1.6
Result per share, excluding non-recurring items, EUR	-0.08	-0.04	-0.08	-0.16	0.01	-0.01	0.01	-0.27
Return on equity, excluding non-recurring items, %	-5.4	-2.6	-5.8	-9.1	0.5	-0.5	0.4	-4.4
Return on capital employed, excluding non-recurring items, %	3.2	1.5	2.0	-1.2	3.4	1.4	2.3	1.4

Return on capital employed, %	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06	Q4/05	Q3/05	2006
Consumer Packaging	10.4	0.3	7.5	1.3	10.9	7.8	6.7	5.1
Publishing	1.3	1.4	5.3	0.9	4.1	4.8	5.6	3.0
Commercial Printing	-6.3	-63.3	-3.2	-16.2	-0.5	-13.7	0.0	-21.7
Office Papers	-12.0	-1.9	-0.2	-9.0	2.2	1.6	-1.1	-2.3
Map Merchant Group	11.8	-82.8	4.9	8.2	8.7	2.1	4.5	-14.2
Total	**9.6**	**-20.3**	**1.8**	**-5.6**	**3.4**	**-1.8**	**2.3**	**-5.2**

Capital employed EUR m	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06	Q4/05	Q3/05
Consumer Packaging	777	809	914	907	917	878	857
Publishing	1 020	1 069	1 091	1 094	1 124	1 094	1 077
Commercial Printing	1 057	1 040	1 208	1 243	1 273	1 178	1 204
Office Papers	669	722	742	746	754	762	764
Map Merchant Group	264	257	313	318	323	325	315
Other equity	583	722	609	578	514	610	506
Total	**4 371**	**4 694**	**4 877**	**4 886**	**4 904**	**4 846**	**4 723**

The capital employed for a segment included its assets: goodwill, other intangible goods, tangible assets, biological assets, investments in associates, inventories, accounts receivable and advances received, and accrued income (excluding interest and taxes), less the segment's liabilities (accounts payable, advance payments received, and accrued liabilities (excluding interest and taxes).

Personnel, average	Q1/07	Q1/06	2006
Consumer Packaging	1 513	2 557	2 573
Publishing	1 300	1 431	1 437
Commercial Printing	3 990	4 646	4 425
Office Papers	1 694	1 853	1 822
Map Merchant Group	2 419	2 518	2 481
Other operations	2 748	2 077	2 146
Total	**13 664**	**15 082**	**14 884**

Deliveries **In thousands of tonnes**	**Q1/07**	**Q4/06**	**Q3/06**	**Q2/06**	**Q1/06**	**Q4/05**	**Q3/05**	**2006**
Consumer Packaging	302	288	285	284	304	268	226	1 161
Publishing	303	313	320	307	318	326	257	1 258
Commercial Printing	454	464	453	481	497	469	480	1 895
Office Papers	272	264	258	251	266	242	254	1 039
Paper businesses, total	1 029	1 041	1 031	1 040	1 080	1 037	991	4 192
Map Merchant Group	372	367	347	354	363	347	337	1 431

Production **In thousands of tonnes**	**Q1/07**	**Q4/06**	**Q3/06**	**Q2/06**	**Q1/06**	**Q4/05**	**Q3/05**	**2006**
Consumer Packaging	311	279	273	270	299	272	292	1 121
Publishing	282	283	307	270	307	315	294	1 167
Commercial Printing	457	464	456	494	509	476	482	1 923
Office Papers	280	253	259	252	264	258	260	1 028
Paper mills, total	1 019	1 000	1 023	1 016	1 079	1 048	1 036	4 119
Metsä-Botnia pulp [1)]	203	255	243	234	251	252	234	983
M-real pulp	426	449	443	422	440	421	379	1 754

[1)] corresponds to M-real's share in Metsä-Botnia (30% in Q1/07, 39% until Q4/06).

END